UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2024

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

RESOLUTION TO CALL

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The board of directors (the “Board”) of SK Telecom Co., Ltd. (“SK Telecom” or the “Company”) has resolved to call the annual general meeting of shareholders, to be held at the following time and place and the agenda of which shall be as follows:

1. Date / Time	March 26, 2024 (Tuesday), 10:00 am (Seoul time)

2. Place	SUPEX Hall, 4th Floor, SK T-Tower, 65, Eulji-ro, Jung—gu, Seoul, Korea

3. Agenda

1. Approval of Financial Statements for the 40th Fiscal Year (2023)

2. Amendments to the Articles of Incorporation

3. Appointment of Directors

3-1.Appointment of an Executive Director (Ryu, Young Sang)

3-2.Appointment of an Executive Director (Kim, Yang Seob)

3-3.Appointment of a Non-executive Director (Lee, Sung Hyung)

3-4.Appointment of an Independent Non-executive Director (Noh, Mi Kyung)

4. Appointment of a Member of the Audit Committee (Noh, Mi Kyung)

5. Approval of the Ceiling Amount of Remuneration for Directors

6. Amendments to the Remuneration Policy for Executive Officers

4. Date of the resolution by the Board	February 21, 2024

• Attendance of independent non-executive directors	Present:	5
	Absent:	0

5. Other important matters relating to an investment decision	—

Documents relating to the Annual General Meeting of Shareholders

1.	Approval of Financial Statements for the 40th Fiscal Year (2023)

•	Consolidated Financial Statements: See Appendix 1

•	Separate Financial Statements: See Appendix 2

The audit report from the independent auditors on the financial statements for the 40th fiscal year prepared in accordance with Korean International Financial Reporting Standards as adopted by the Korean Accounting Standards Board will be uploaded to SK Telecom’s website (http://www.sktelecom.com/en/ → Investor Relations → IR Library → Audit Report) and will be made available on the U.S. Securities and Exchange Commission’s website (https://www.sec.gov) in early March of 2024.

2.	Amendments to the Articles of Incorporation

The proposed amendments are as follows:

Current	Proposed Amendment	Remarks

Article 10-2. Base Date for Calculation of Dividends for New Shares

When the Company issues new shares by paid-in capital increase, non-paid-in capital increase or stock dividend, with respect to the distribution of dividends on the new shares, the new shares shall be deemed to have been issued at the end of the fiscal year immediately preceding the fiscal year in which the new shares are issued (established on March 15, 1996).

Article 10-2. Equal Dividend

The Company shall distribute dividends equally with respect to all shares of the same class that have been issued (including those converted into such shares) as of the record date, regardless of their issuance dates (amended on March 26, 2024).

To delete the provision which deems the end of the fiscal year as the record date for the distribution of dividends and to align this Article with the model articles of incorporation published by the Korea Listed Companies Association.

Article 15. Issuance of Convertible Bonds

(Text omitted)

(5) With respect to the distribution of dividends or interest on the shares issued upon conversion of the convertible bonds described in Paragraph (1), the convertible bonds shall be deemed to have been converted into shares at the end of the fiscal year immediately preceding the fiscal year in which the relevant conversion rights are exercised (amended on March 15, 1996).

Article 15. Issuance of Convertible Bonds

(Text omitted)

(5) With respect to the shares issued upon conversion of the convertible bonds described in Paragraph (1), the Company shall pay interest only on the amount that has become due and payable before the conversion (amended on March 26, 2024).

To revise this Article in accordance with the amendment to Article 10-2 and to align this Article with the model articles of incorporation published by the Korea Listed Companies Association relating to the distribution of interest on shares issued upon conversion of convertible bonds.

Article 16. Issuance of Bonds with Warrants

(Text omitted)

(5) With respect to the distribution of dividends or interest of Shareholders who exercise the preemptive rights described in Paragraph (1), shares shall be deemed to have been issued at the end of the fiscal year immediately preceding the fiscal year in which the subscription price therefor are fully paid (amended on March 15, 1996).

	Article 16. Issuance of Bonds with Warrants (Text omitted) (5) (deleted on March 26, 2024)	To revise this Article in accordance with the amendments to Article 10-2.

Article 44. Convening of the Board of Directors’ Meeting

(Text omitted)

(3) In convening a Meeting of the Board of Directors, a notice thereof setting forth agenda of the Meeting shall be given to each Director two (2) days prior to the date of the Meeting (amended on March 8, 2002).

Article 44. Convening of the Board of Directors’ Meeting

(Text omitted)

(3) In convening a Meeting of the Board of Directors, a notice thereof setting forth agenda of the Meeting shall be given to each Director at least seven (7) days prior to the date of the Meeting; provided that in the cases of urgent matters, notice can be given until the day prior to the date of the Meeting (amended on March 26, 2024).

To change the requisite period for convening a Board meeting from two to seven days (one day in the cases of urgent matters).

Article 54. Dividends

(Text omitted)

(3) Dividends under Paragraph (1) shall be paid to the Shareholders or pledgees who are registered in the Register of Shareholders as of the end of each fiscal year (established on August 14, 1989).

(Text omitted)

Article 54. Dividends

(Text omitted)

(3) The Company may set the record date for the Shareholders or pledgees who are entitled to dividends under Paragraph (1) by a resolution of the Board of Directors, and once a record date has been set, it must be announced two (2) weeks prior to the record date (amended on March 26, 2024).

(Text omitted)

To establish the basis for setting the record date for the distribution of dividends to fall on a date following the date of resolution by the Board to distribute dividends in order to enhance the level of dividend predictability for Shareholders and to align this Article with the model articles of incorporation published by the Korea Listed Companies Association relating to the distribution of dividends.

<Newly established>

Addendum No. 33 (as of March 26, 2024)

Article 1. Date of Effectiveness

These Articles of Incorporation shall take effect as of March 26, 2024. However, the amended provisions of Article 54 shall take effect from the dividend distribution for the fiscal year ending in 2024 (41st fiscal period).

To set forth the date of effectiveness.

3.	Appointment of Directors

3-1.	Appointment of an Executive Director (Ryu, Young Sang)

3-2.	Appointment of an Executive Director (Kim, Yang Seob)

3-3.	Appointment of a Non-executive Director (Lee, Sung Hyung)

3-4.	Appointment of an Independent Non-executive Director (Noh, Mi Kyung)

A.	Candidate’s Name, Date of Birth, Independence, Recommender and Relationship with the Company’s Largest Shareholder

Name of Candidate	Date of Birth	Candidate for Independent Non- executive Director	Relationship with Largest Shareholder	Recommended by

Ryu, Young Sang	May 15, 1970	—	Registered director of affiliate (SK Telecom)	Board
Kim, Yang Seob	February 27, 1966	—	Unregistered officer of affiliate (SK Telecom)	Board
Lee, Sung Hyung	December 25, 1965	—	Registered director of affiliate (SK Inc.)	Board
Noh, Mi Kyung	August 22, 1965	Yes	None	Independent Director Nomination Committee
Total: 4 candidates

B.	Candidate’s Main Profession, Business Experience and Transactions with the Company in the Past Three Years

Name of Candidate	Main Profession	Business Experience		Transactions with the Company in the Past Three Years
		Period	Contents

Ryu, Young Sang	Representative Director, President and Chief Executive Officer, SK Telecom	2021 – Present 2019 – 2021 2017 – 2018 2015 – 2016 2014

Representative Director, SK Telecom

President of Mobile Network Operations Division, SK Telecom

Head of Corporate Center, SK Telecom

Executive Vice President of Business Development Group, SK Inc. C&C

Head of Business Development Office, SK Telecom

None

Kim, Yang Seob	Head of Corporate Planning and Chief Financial Officer, SK Telecom	2024 – Present 2022 – 2023 2021 2018 – 2020 2016 – 2017

Head of Corporate Planning and Chief Financial Officer, SK Telecom

Head of Finance Division and Chief Financial Officer, SK Innovation

Head of Finance Division and Chief Financial Officer, SK Innovation

Head of Finance Department 2, SK Innovation

Head of Purchasing Department, SK Innovation

None

Lee, Sung Hyung	Executive Director, Chief Financial Officer and Head of Finance Division, SK Inc.	2024 – Present 2023 2018 – 2022 2016 – 2017 2014 – 2015

President, Chief Financial Officer and Head of Finance Division, SK Inc.

President, Chief Financial Officer and Head of PM Division, SK Inc.

Head of Finance Division, SK Inc.

Head of Financial Management, SK Telecom

Head of Finance Department 1, SK Inc.

None

Noh, Mi Kyung	Regional Head of Credit Risk Review, Asia Pacific Risk, HSBC Hong Kong	2017 – Present 2010 – 2017 2009 – 2010	Regional Head of Credit Risk Review, Asia Pacific Risk, HSBC Hong Kong Executive Vice President and Chief Risk Officer, HSBC Seoul Executive Vice President and Deputy Chief Risk Officer, HSBC Seoul	None

C.	Candidate’s Taxes in Arrears, Management of Insolvent Companies and Statutory Reasons for Disqualification

Name of Candidate	Taxes in Arrears	Management of Insolvent Companies	Statutory Reasons for Disqualification

Ryu, Young Sang	None	None	None

Kim, Yang Seob	None	None	None

Lee, Sung Hyung	None	None	None

Noh, Mi Kyung	None	None	None

D.	Expected Contributions of Candidates for Independent Non-executive Directors

•	Noh, Mi Kyung

•

Based on the expertise Ms. Noh has accumulated during her extensive career as a top level risk management executive in the global finance industry, Ms. Noh is expected to perform the duties of an independent non-executive director by advising on the Company’s enhancement of its enterprise value in order to continue its growth as an AI Company and recognizing and responding to various risks during the Board’s decision-making process.

•	Ms. Noh will vote on key management issues in order to maximize the Company’s long-term growth and enterprise value while representing the interests of shareholders and the society.

•

Ms. Noh will perform the duties of an independent non-executive director based on professionalism and independence, and shall be removed from her position if she fails to meet the qualification requirements for independent directors pursuant to Articles 382-3, Article 542-8 of the KCC and Article 34 of the Enforcement Decree of the KCC.

E.	Reasons for Recommendation of Candidates by the Board

•	Ryu, Young Sang

•

As the current representative director and Chief Executive Officer of the Company, Mr. Ryu has played a leading role in improving the Company’s financial performance by achieving solid revenue and operating profit and laying the foundation for the Company’s financial story by establishing the AI Pyramid strategy.

•

Based on Mr. Ryu’s experience and achievements, the Board believes Mr. Ryu to be essential for the growth of the Company’s core businesses and successful transformation into an AI Company, and it recommends him as a candidate for reappointment as an executive director.

•	Kim, Yang Seob

•	Mr. Kim is an expert with extensive experience in all areas of finance, including improving liquidity and financial management system of a company, initial public offerings and capital raisings.

•

In light of recent downturns in the global economy and political uncertainty, the Board believes that Mr. Kim’s experience and capabilities will be essential for the Company to maintain its financial stability and expand its global businesses into AI-related areas, and the Board recommends him as a candidate for appointment as an executive director.

•	Lee, Sung Hyung

•	Mr. Lee is a financial expert with global investment and portfolio management capabilities.

•

Mr. Lee previously served as Head of the Company’s Financial Management Office and possesses in-depth knowledge of the Company’s core wireless and fixed-line telecommunications and enterprise businesses.

•

The Board recommends Mr. Lee as a candidate for appointment as a non-executive director as it believes that Mr. Lee will be able to preemptively identify the Company’s risks and contribute to the establishment of the foundation for continual growth in light of the uncertainty in global and domestic financial markets.

•	Noh, Mi Kyung

•	Ms. Noh has expertise in global risk management and has demonstrated outstanding experience and capabilities in multifaceted evaluation, confirmation and response to corporate risks.

•

The Board believes that Ms. Noh will be able to strengthen the Company’s risk management practices and provide advice on ways to enhance the Company’s enterprise value, which the Board expects will contribute to the Company’s continued growth as an AI Company, and it recommends her as a candidate for appointment as an independent non-executive director.

4.	Appointment of a Member of the Audit Committee (Noh, Mi Kyung)

A.	Candidate’s Name, Date of Birth, Independence, Recommender and Relationship with the Company’s Largest Shareholder

Name of Candidate	Date of Birth	Candidate for Independent Non- executive Director	Relationship with Largest Shareholder	Recommended by

Noh, Mi Kyung	August 22, 1965	Yes	None	Independent Director Nomination Committee
Total: 1 candidate

B.	Candidate’s Main Profession, Business Experience and Transactions with the Company in the Past Three Years

Name of Candidate	Main Profession	Business Experience		Transactions with the Company in the Past Three Years
		Period	Contents

Noh, Mi Kyung	Regional Head of Credit Risk Review, Asia Pacific Risk, HSBC Hong Kong	2017 – Present 2010 – 2017 2009 – 2010	Regional Head of Credit Risk Review, Asia Pacific Risk, HSBC Hong Kong Executive Vice President and Chief Risk Officer, HSBC Seoul Executive Vice President and Deputy Chief Risk Officer, HSBC Seoul	None

C.	Candidate’s Taxes in Arrears, Management of Insolvent Companies and Statutory Reasons for Disqualification

Name of Candidate	Taxes in Arrears	Management of Insolvent Companies	Statutory Reasons for Disqualification

Noh, Mi Kyung	None	None	None

D.	Reasons for Recommendation of Candidate by the Board

•	Noh, Mi Kyung

•

The Board recommends Ms. Noh as a candidate for a member of the audit committee, as it believes that she will contribute to the enhancement of the professionalism and independence of the audit committee and management transparency based on the expertise Ms. Noh has accumulated in finance, accounting and risk management during her extensive career as a top level risk management executive in the global finance industry.

5.	Approval of the Ceiling Amount of Remuneration for Directors

A.	Number of Directors and Total Amount or Maximum Authorized Amount of Remuneration for Directors

	Fiscal year 2024		Fiscal year 2023
Number of directors	9	*	8
Number of independent non-executive directors	5		5
Total amount of remuneration paid to directors	—		Won 4,138,735,160
Total amount or maximum authorized amount of remuneration for directors	Won 10,000,000,000		Won 12,000,000,000

*

The number of the Company’s directors as of the date of this report is eight (including five independent non-executive directors). If the agenda item of the appointment of directors above is duly approved at this year’s annual general meeting of shareholders, the number of the Company’s directors will increase to nine (including five independent non-executive directors). The total amount or maximum authorized amount of remuneration for directors has been calculated based on a maximum of nine directors (including five independent non-executive directors).

6.	Amendments to the Remuneration Policy for Executive Officers

A.	Title of Proposal

•	Amendment to the Remuneration Policy for Executive Officers

B.	Purpose of Proposal

•	To change the criteria for calculating, and provide reasons for, the amount of severance payment of an executive officer whose position changed from executive vice president to president

Current	Proposed Amendment

Article 4 (Severance Payment) (Text omitted) <Newly established>

Article 4 (Severance Payment)

(Text omitted)

(6) The amount exceeding the statutory amount of severance payment shall be deemed to be paid to an executive officer in exchange for such executive’s compliance with non-compete obligations to the Company. In case of any violation of such obligation, the executive shall return to the Company as penalty the amount exceeding the statutory amount, and the Company may separately seek damages (amended on April 1, 2024).

Article 6 (Calculation of Length of Service) (Text omitted) <Newly established>

Article 6 (Calculation of Length of Service)

(Text omitted)

(5) Notwithstanding the provisions of paragraph (1), when calculating the amount of severance payment for an executive officer whose position changed from executive vice president to president, the amount shall be calculated separately for each period the executive served as executive vice president and as president. When calculating the amount of severance payment for the executive’s service as executive vice president, the day before the change in position to president shall be considered as the time of retirement as executive vice president and the applicable monthly compensation and payment ratio as of such date shall be applied. However, such amount shall be paid at the time of the executive’s retirement as president (amended on April 1, 2024).

Article 9 (Basic Wage)

When calculating the severance payment for an executive officer, the basic wage shall be the monthly remuneration amount for the month in which the event triggering severance payment occurs (amended on March 16, 2001).

Article 9 (Basic Wage)

When calculating the amount of severance payment for an executive officer, the basic wage shall be the monthly compensation amount for the month in which the date of severance payment occurs; provided that paragraph (5) of Article 6 shall apply for an executive officer whose position changed from executive vice president to president (amended on April 1, 2024).

<Newly established>

Addendum

Article 1 (Date of Effectiveness) This regulation shall take effect as of April 1, 2024.

Article 2 (Transition) Notwithstanding the amendments to paragraph (5) of Article 6, for an executive officer whose position changed from executive vice president to president prior to the effective date of this regulation, the monthly compensation amount for 2024 shall apply when calculating the amount of severance payment of such executive’s service as executive vice president.

Appendix 1. Consolidated Financial Statements

SK TELECOM CO., LTD. (the “Parent Company”) AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND DECEMBER 31, 2022, AND

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2023 and 2022

(In millions of won)	Note		December 31, 2023	December 31, 2022
Assets
Current Assets:
Cash and cash equivalents	5,35,36	~~W~~	1,454,978	1,882,291
Short-term financial instruments	5,35,36		294,934	237,230
Accounts receivable – trade, net	6,35,36,37		1,978,532	1,970,611
Short-term loans, net	6,35,36,37		78,129	78,590
Accounts receivable – other, net	6,35,36,37,38		344,350	479,781
Contract assets	8,36		89,934	83,058
Prepaid expenses	7		1,953,769	1,974,315
Prepaid income taxes	32		161	415
Derivative financial assets	22,35,36,39		8,974	168,527
Inventories, net	9		179,809	166,355
Non-current assets held for sale	41		10,515	6,377
Advanced payments and others	6,35,36		191,517	171,646

			6,585,602	7,219,196

Non-Current Assets:
Long-term financial instruments	5,35,36		375	375
Long-term investment securities	10,35,36		1,679,384	1,410,736
Investments in associates and joint ventures	12		1,915,012	1,889,289
Investment property, net	14		34,812	25,137
Property and equipment, net	13,15,37,38		13,006,196	13,322,492
Goodwill	11,16		2,075,009	2,075,009
Intangible assets, net	17		2,861,137	3,324,910
Long-term contract assets	8,36		39,837	49,163
Long-term loans, net	6,35,36,37		30,455	26,973
Long-term accounts receivable – other	6,35,36,37,38		312,531	373,951
Long-term prepaid expenses	7		1,086,107	1,073,422
Guarantee deposits, net	6,35,36,37		156,863	167,441
Long-term derivative financial assets	22,35,36,39		139,560	152,633
Deferred tax assets	32		11,609	6,860
Defined benefit assets	21		170,737	175,748
Other non-current assets	6,35,36		14,001	14,927

			23,533,625	24,089,066

Total Assets		~~W~~	30,119,227	31,308,262

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2023 and 2022

(In millions of won)	Note		December 31, 2023	December 31, 2022
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	35,36,37	~~W~~	139,876	89,255
Accounts payable – other	35,36,37		1,913,006	2,427,906
Withholdings	35,36,37		802,506	803,555
Contract liabilities	8		155,576	172,348
Accrued expenses	26,35,36		1,439,786	1,505,549
Income tax payable	32		142,496	112,358
Provisions	20,40		38,255	39,683
Short-term borrowings	18,35,36,39		—	142,998
Current portion of long-term debt, net	18,35,36,39		1,621,844	1,967,586
Current portion of long-term payables – other	19,35,36,39		367,770	398,874
Lease liabilities	35,36,37,39		372,826	386,429
Liabilities held for sale			39	—

			6,993,980	8,046,541

Non-Current Liabilities:
Debentures, excluding current portion, net	18,35,36,39		7,106,299	6,524,095
Long-term borrowings, excluding current portion, net	18,35,36,39		315,578	668,125
Long-term payables – other	19,35,36,39		892,683	1,239,467
Long-term lease liabilities	35,36,37,39		1,238,607	1,395,628
Long-term contract liabilities	8		56,917	61,574
Defined benefit liabilities	21		—	61
Long-term derivative financial liabilities	22,35,36,39		305,088	302,593
Long-term provisions	20		83,169	79,415
Deferred tax liabilities	32		832,236	763,766
Other non-current liabilities	35,36,37		66,271	71,801

			10,896,848	11,106,525

Total Liabilities			17,890,828	19,153,066

Shareholders’ Equity:
Share capital	1,23		30,493	30,493
Capital surplus and others	11,23,24,25,26		(11,828,644)	(11,567,117)
Retained earnings	27		22,799,981	22,463,711
Reserves	28		387,216	391,233
Equity attributable to owners of the Parent Company			11,389,046	11,318,320
Non-controlling interests			839,353	836,876

Total Shareholder’s Equity			12,228,399	12,155,196

Total Liabilities and Shareholder’s Equity		~~W~~	30,119,227	31,308,262

The accompanying notes are an integral part of the consolidated financial statement.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Profit or Loss

For the years ended December 31, 2023 and 2022

(In millions of won, except for earnings per share)	Note		2023	2022
Operating revenue:	4,37
Revenue		~~W~~	17,608,511	17,304,973
Operating expenses:	37
Labor			2,488,245	2,449,813
Commission	7		5,549,899	5,518,786
Depreciation and amortization	4		3,614,766	3,621,325
Network interconnection			678,459	715,285
Leased lines			275,477	268,426
Advertising			235,769	252,402
Rent			142,356	143,747
Cost of goods sold	9		1,266,357	1,268,124
Others	29		1,603,979	1,454,995

			15,855,307	15,692,903

Operating profit	4		1,753,204	1,612,070
Finance income	4,31		248,376	179,838
Finance costs	4,31		(527,401)	(456,327)
Gain (loss) relating to investments in associates and joint ventures, net	4,12		10,928	(81,707)
Other non-operating income	4,30		50,366	55,898
Other non-operating expenses	4,30		(47,294)	(73,620)

Profit before income tax	4		1,488,179	1,236,152
Income tax expense	32		342,242	288,321

Profit for the year		~~W~~	1,145,937	947,831

Attributable to:
Owners of the Parent Company		~~W~~	1,093,611	912,400
Non-controlling interests			52,326	35,431
Earnings per share	33
Basic earnings per share (in won)		~~W~~	4,954	4,118
Diluted earnings per share (in won)			4,950	4,116

The accompanying notes are an integral part of the consolidated financial statement.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2023 and 2022

(In millions of won)	Note		2023	2022
Profit for the year		~~W~~	1,145,937	947,831
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit assets (liabilities)	21		1,853	70,885
Valuation loss on financial assets at fair value through other comprehensive income	28,31		(18,842)	(491,853)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	12,28		9,225	119,707
Net change in unrealized fair value of derivatives	22,28,31		(17,460)	(21,366)
Foreign currency translation differences for foreign operations	28		1,257	16,401

Other comprehensive loss for the year, net of taxes			(23,967)	(306,226)

Total comprehensive income		~~W~~	1,121,970	641,605

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	1,072,785	601,193
Non-controlling interests			49,185	40,412

The accompanying notes are an integral part of the consolidated financial statement.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2023 and 2022

(In millions of won)			Attributable to owners of the Parent Company					Non-controlling interests	Total equity
	Note		Share capital	Capital surplus (deficit) and others	Retained earnings	Reserves	Sub-total
Balance as of January 1, 2022		~~W~~	30,493	(11,623,726)	22,437,341	735,238	11,579,346	755,792	12,335,138
Total comprehensive income (loss):
Profit for the year			—	—	912,400	—	912,400	35,431	947,831
Other comprehensive income (loss):	12,21,22,28,31		—	—	32,798	(344,005)	(311,207)	4,981	(306,226)

			—	—	945,198	(344,005)	601,193	40,412	641,605

Transactions with owners:
Annual dividends	34		—	—	(361,186)	—	(361,186)	—	(361,186)
Interim dividends	34		—	—	(542,876)	—	(542,876)	—	(542,876)
Share option	26		—	72,261	—	—	72,261	—	72,261
Interest on hybrid bonds	25		—	—	(14,766)	—	(14,766)	—	(14,766)
Transactions of treasury shares	24		—	(2,683)	—	—	(2,683)	—	(2,683)
Changes in ownership in subsidiaries	11		—	(12,969)	—	—	(12,969)	40,672	27,703

			—	56,609	(918,828)	—	(862,219)	40,672	(821,547)

Balance as of December 31, 2022		~~W~~	30,493	(11,567,117)	22,463,711	391,233	11,318,320	836,876	12,155,196

Balance as of January 1, 2023		~~W~~	30,493	(11,567,117)	22,463,711	391,233	11,318,320	836,876	12,155,196
Total comprehensive income (loss):
Profit for the year			—	—	1,093,611	—	1,093,611	52,326	1,145,937
Other comprehensive loss:	12,21,22,28,31		—	—	(16,809)	(4,017)	(20,826)	(3,141)	(23,967)

			—	—	1,076,802	(4,017)	1,072,785	49,185	1,121,970

Transactions with owners:
Annual dividends	34		—	—	(180,967)	—	(180,967)	(50,557)	(231,524)
Interim dividends	34		—	—	(542,282)	—	(542,282)	—	(542,282)
Share option	26		—	7,157	—	—	7,157	10,463	17,620
Interest on hybrid bonds	25		—	—	(17,283)	—	(17,283)	—	(17,283)
Repayments of hybrid bonds			—	(400,000)	—	—	(400,000)	—	(400,000)
Issuance of hybrid bonds			—	398,509	—	—	398,509	—	398,509
Transactions of treasury shares	24		—	(265,120)	—	—	(265,120)	—	(265,120)
Changes in ownership in subsidiaries, etc.	11		—	(2,073)	—	—	(2,073)	(6,614)	(8,687)

			—	(261,527)	(740,532)	—	(1,002,059)	(46,708)	(1,048,767)

Balance as of December 31, 2023		~~W~~	30,493	(11,828,644)	22,799,981	387,216	11,389,046	839,353	12,228,399

The accompanying notes are an integral part of the consolidated financial statement.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(In millions of won)	Note		2023	2022
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	1,145,937	947,831
Adjustments for income and expenses	39		4,546,338	4,719,438
Changes in assets and liabilities related to operating activities	39		(274,163)	118,106

			5,418,112	5,785,375
Interest received			60,134	52,163
Dividends received			50,899	16,388
Interest paid			(341,488)	(259,719)
Income tax paid			(240,452)	(434,890)

Net cash provided by operating activities			4,947,205	5,159,317

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	264,693
Decrease in short-term investment securities, net			—	5,010
Collection of short-term loans			136,242	123,700
Decrease in long-term financial instruments			—	330,032
Proceeds from disposals of long-term investment securities			100,817	104,190
Proceeds from disposals of investments in associates and joint ventures			4,950	342,645
Proceeds from disposals of assets held for sale			1,353	20,136
Proceeds from disposals of property and equipment			12,900	15,792
Proceeds from disposals of intangible assets			4,428	10,993
Collection of long-term loans			1,547	1,134
Decrease in deposits			5,922	10,056
Proceeds from settlement of derivatives			1,452	1,542
Government grants received			2,967	—

			272,578	1,229,923
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(51,421)	—
Increase in short-term loans			(130,041)	(127,263)
Increase in long-term loans			(11,602)	(11,724)
Increase in long-term financial instruments			—	(330,032)
Acquisitions of long-term investment securities			(324,997)	(436,753)
Acquisitions of investments in associates and joint ventures			(17,656)	(11,065)
Acquisitions of property and equipment			(2,973,882)	(2,908,287)
Acquisitions of intangible assets			(106,761)	(138,136)
Increase in deposits			(6,848)	(12,146)
Cash decrease for exclusion of consolidated scope			(2,275)
Cash outflow for business combinations, net			—	(62,312)

			(3,625,483)	(4,037,718)

Net cash used in investing activities		~~W~~	(3,352,905)	(2,807,795)

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2023 and 2022

(In millions of won)	Note		2023	2022
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	—	130,000
Proceeds from issuance of debentures			1,785,108	1,200,122
Proceeds from long-term borrowings			49,950	440,000
Proceeds from issuance of hybrid bonds			398,509	—
Cash inflows from settlement of derivatives			183,090	768
Transactions with non-controlling shareholders			160	31,151

			2,416,817	1,802,041
Cash outflows for financing activities:
Repayments of short-term borrowings, net			(142,998)	—
Repayments of long-term payables – other			(400,245)	(400,245)
Repayments of debentures			(1,869,190)	(1,390,000)
Repayments of long-term borrowings			(125,000)	(41,471)
Repayments of hybrid bonds			(400,000)	—
Payments of dividends			(773,806)	(904,020)
Payments of interest on hybrid bonds			(17,283)	(14,766)
Repayments of lease liabilities			(402,465)	(401,054)
Acquisition of treasury shares			(285,487)	—
Transactions with non-controlling shareholders			(21,333)	(367)

			(4,437,807)	(3,151,923)

Net cash used in financing activities	39		(2,020,990)	(1,349,882)

Net increase (decrease) in cash and cash equivalents			(426,690)	1,001,640
Cash and cash equivalents at beginning of the year			1,882,291	872,731
Effects of exchange rate changes on cash and cash equivalents			(623)	7,920

Cash and cash equivalents at end of the year		~~W~~	1,454,978	1,882,291

The accompanying notes are an integral part of the consolidated financial statement.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (the “Parent Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares are listed on the Stock Market of Korea Exchange, and it’s depositary receipts (DRs) are listed on the New York Stock Exchange. Meanwhile, the Board of Directors of the Parent Company resolved to cancel the listing of the Parent Company’s DRs on the London Stock Exchange on June 22, 2023, and the DRs were delisted from the London Stock Exchange as of July 31, 2023. As of December 31, 2023, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.01
National Pension Service	16,330,409	7.46
Institutional investors and other shareholders	126,854,437	57.97
Kakao Investment Co., Ltd.	3,846,487	1.76
Treasury shares	6,133,414	2.80

	218,833,144	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”). SK Inc. is the ultimate controlling entity of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries

The list of consolidated subsidiaries as of December 31, 2023 and 2022 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2023	Dec. 31, 2022
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	International telecommunication and Mobile Virtual Network Operator Service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Fixed-line telecommunication services	74.4	74.4
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment	100.0	100.0
	Atlas Investment	Cayman Islands	Investment	100.0	100.0
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.(*2)	Japan	Information gathering and consulting	33.0	100.0
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	SAPEON Inc.	USA	Manufacturing non-memory and other electronic integrated circuits	62.5	62.5
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.	Korea	Database and internet website service	100.0	100.0
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation(*2)	USA	Software development and supply business	100.0	—
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea(*2)	Korea	Software development and supply business	100.0	—
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	Korea	Investment	66.4	66.4
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.(*2)	Japan	Digital contents sourcing service	79.8	79.8
Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.	Korea	Manufacturing non-memory and other electronic integrated circuits	100.0	100.0
Others(*3)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries, Continued

The list of consolidated subsidiaries as of December 31, 2023 and 2022 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

(*2)	Details of changes in the consolidation scope for year ended December 31, 2023 are presented in note 1-(4).

(*3)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant consolidated subsidiaries as of and for the year ended December 31, 2023 is as follows:

(In millions of won)
		As of December 31, 2023			2023
Subsidiary		Total assets	Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	213,920	65,049	148,871	309,091	17,761
SK Broadband Co., Ltd.		6,442,611	3,323,156	3,119,455	4,281,932	213,905
PS&Marketing Corporation		451,831	224,324	227,507	1,353,321	4,681
SERVICE ACE Co., Ltd.		83,395	54,888	28,507	197,598	2,822
SERVICE TOP Co., Ltd.		71,196	47,641	23,555	178,423	1,738
SK O&S Co., Ltd.		140,942	98,346	42,596	345,617	2,614
Home & Service Co., Ltd.		165,667	112,025	53,642	490,094	1,297
SK stoa Co., Ltd.		94,041	37,253	56,788	301,496	(1,427)
SK m&service Co., Ltd.		153,660	88,195	65,465	247,479	1,253

2)	Condensed financial information of significant consolidated subsidiaries as of and for the year ended December 31, 2022 is as follows:

(In millions of won)
		As of December 31, 2022			2022
Subsidiary		Total assets	Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	196,281	60,927	135,354	302,595	15,008
SK Broadband Co., Ltd.		6,245,484	3,134,949	3,110,535	4,162,093	212,816
PS&Marketing Corporation		403,030	177,739	225,291	1,376,400	3,856
SERVICE ACE Co., Ltd.		97,597	59,189	38,408	194,798	2,429
SERVICE TOP Co., Ltd.		81,590	53,589	28,001	179,365	1,613
SK O&S Co., Ltd.		121,755	70,280	51,475	331,715	2,059
Home & Service Co., Ltd.		158,248	102,184	56,064	413,259	(1,217)
SK stoa Co., Ltd.		103,910	44,696	59,214	329,304	9,977
SK m&service Co., Ltd.(*)		160,704	95,263	65,441	211,081	4,157

(*)	The financial information is the condensed financial information after the entity was included in the scope of consolidation.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

1)	The list of subsidiaries that were newly included in consolidation scope for the year ended December 31, 2023 is as follows:

Subsidiary	Reason
Global AI Platform Corporation Korea	Established by the SK Telecom Americas, Inc
Global AI Platform Corporation	Established by the SK Telecom Americas, Inc

2)	The list of subsidiaries that were excluded from consolidation scope for the year ended December 31, 2023 is as follows:

Subsidiary	Reason
SK Telecom Japan Inc.	Loss of control
SK Planet Japan, K. K.	Loss of control

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
		SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.4

		As of December 31, 2023
Current assets	~~W~~	1,388,965
Non-current assets		5,214,315
Current liabilities		(1,388,317)
Non-current liabilities		(1,988,989)
Net assets		3,225,974
Carrying amount of non-controlling interests		819,592

		2023
Revenue	~~W~~	4,274,747
Profit for the year		202,890
Total comprehensive income		183,499
Profit attributable to non-controlling interests		51,448
Net cash provided by operating activities	~~W~~	1,110,847
Net cash used in investing activities		(1,064,434)
Net cash used in financing activities		(60,254)
Effects of exchange rate changes on cash and cash equivalents		9
Net decrease in cash and cash equivalents		(13,832)
Dividends paid to non-controlling interests for the year ended December 31, 2023	~~W~~	50,557

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2023 and 2022 are as follows, Continued:

(In millions of won)
		SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.3

		As of December 31, 2022
Current assets	~~W~~	1,348,305
Non-current assets		5,076,410
Current liabilities		(1,707,805)
Non-current liabilities		(1,488,834)
Net assets		3,228,076
Carrying amount of non-controlling interests		816,676

		2022
Revenue	~~W~~	4,156,326
Profit for the year		217,303
Total comprehensive income		237,860
Profit attributable to non-controlling interests		51,528
Net cash provided by operating activities	~~W~~	1,184,794
Net cash used in investing activities		(807,965)
Net cash used in financing activities		(415,908)
Effects of exchange rate changes on cash and cash equivalents		(584)
Net decrease in cash and cash equivalents		(39,663)
Dividends paid to non-controlling interests for the year ended December 31, 2022	~~W~~	—

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

2.	Basis of Preparation

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”), as prescribed in the Act on External Audits of Stock Companies of Korea. The accompanying consolidated financial statements have been translated into English from Korean financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s report thereon, Korean version, which is used for regulatory reporting purposes, shall prevail.

The accompanying consolidated financial statements comprise the Group and the Group’s investments in associates and joint ventures.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 2, 2024, which will be submitted for final approval at the shareholder’s meeting to be held on March 26, 2024.

(1)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

✓	derivative financial instruments measured at fair value;

✓	financial instruments measured at fair value through profit or loss (“FVTPL”);

✓	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

✓	liabilities measured at fair value for cash-settled share-based payment arrangement; and
✓	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the fair value of plan assets.

(2)	Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(3)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in notes for the following areas: consolidation (whether the Group has de facto control over an investee), and determination of stand-alone selling prices.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 6 and 36), estimated useful lives of costs to obtain a contract (notes 8), property and equipment and intangible assets (notes 3 (7), (9), 13 and 17), impairment of goodwill (notes 3 (12) and 16), recognition of provision (notes 3 (17) and 20), measurement of defined benefit assets (liabilities) (notes 3 (16) and 21), transaction of derivative instruments (notes 3 (6) and 22) and recognition of deferred tax assets (liabilities) (notes 3 (25) and 32).

3) Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

✓	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

✓	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

✓	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 22 and note 36.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies

The material accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with KIFRS are included below. Except for certain standards and amendments which are effective for annual periods beginning on or after January 1, 2023, the material accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2022. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

The new and amended standards and interpretations that are effective for annual periods beginning on or after January 1, 2023 are as follows. These amended standards had no material impact on the Group’s consolidated financial statements.

•	Disclosure of Accounting Polices (Amendments to KIFRS 1001)

•	Disclosures of Profit or Loss on Financial Liabilities with Conditions for Adjusting an Exercise Price (Amendments to KIFRS 1001)

•	Definition of Accounting Estimates (Amendments to KIFRS 1008)

•	Deferred Tax related to Assets and Liabilities Arising from a Single Transaction (Amendments to KIFRS 1012)

•	KIFRS 1117 Insurance Contracts and its amendments

•	International tax reform—Pillar Two model rules (Amendments to KIFRS 1012)

The Pillar Two model rules is scheduled to take effect for the Group’s fiscal year beginning January 1, 2024. As the Group falls within the scope of the enacted Pillar Two model rules, it has assessed the potential exposure to Pillar Two income tax. The assessment of potential exposure to Pillar Two income tax is based on the most recent tax returns of the group of ultimate controlling entity, country-by-country reporting, and financial statements. The Group anticipates that the exposure to Pillar Two income tax will be at an immaterial level.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments as described in note 4. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(2)	Basis of consolidation

1) Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received, except if related to the costs to issue debt or equity securities recognized based on KIFRS 1032 and KIFRS 1109.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship. Such amounts are generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

2) Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

3) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(2)	Basis of consolidation, Continued

4) Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

5) Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures.

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

6) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

7) Business combinations under common control

SK Inc. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the weighted average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets

1) Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

2) Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2) Classification and subsequent measurement, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

3) Impairment

The Group estimates the expected credit losses (“ECL”) for the debt instruments measured at amortized cost and FVOCI based on the Group’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Group applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the transferred assets.

4) Derecognition

Financial assets

The Group derecognizes a financial asset when:

•	the contractual rights to the cash flows from the financial asset expire; or

•	it transfers the rights to receive the contractual cash flows in a transaction in which either:

•	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

•	the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

4) Derecognition, Continued

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e., the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updated the effective rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applied the policies on accounting for modifications to the additional changes.

5) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1)	Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform

When uncertainty arises about the interest rate benchmark designated as a hedged risk and the timing or the amount of the interest rate benchmark -based cash flows of the hedged item or of the hedging instrument as a result of IBOR reform, for the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Group assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Group assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur.

The Group will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument

•

to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument; or

•	when the hedging relationship is discontinued.

When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of IBOR reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Group amends the hedge documentation of that hedging relationship to reflect the change(s) required by IBOR reform.

The Group amends the formal hedge documentation by the end of the reporting period during which a change required by IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

If changes are made in addition to those changes required by interest rate benchmark reform to the financial asset or financial liability designated in a hedging relationship or to the designation of the hedging relationship, the Group determines whether those additional changes result in the discontinuation of hedging accounting. If the additional changes do not result in the discontinuation of hedging accounting, the Group amend the formal designation of the hedging relationship.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Group deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1) Hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2) Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15, 30
Other property and equipment	3 ~10

The Group reviews estimated residual values, expected useful lives, and depreciation methods annually at the end of each reporting date and adjusts, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(8)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships and brand are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 10
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 15
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(8)	Intangible assets, Continued

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(9) Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.

Subsequent expenditures are recognized in carrying amount of an asset or as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs associated with routine maintenance and repairs are recognized in profit or loss as incurred.

Investment property, except for land, is depreciated on a straight-line basis over estimated useful lives of 30 years. In addition, right-of-use asset classified as investment property is depreciated using the straight-line basis from the commencement date to the end of the lease term.

The depreciation method, estimated useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(10)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(11)	Leases

A contract is or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1)	Group as a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(11)	Leases, Continued

1)	Group as a lessee, Continued

The right-of-use asset is subsequently depreciated using the straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension of termination option of if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments on short-term leases and leases of low value assets as an expense on a straight-line basis over the lease term.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(11)	Leases, Continued

2) Group as a lessor

At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, is accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies KIFRS 1115 to allocate the consideration in the contract.

The Group applies derecognition and impairment requirements in KIFRS 1109 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(12)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(13)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liabilities.

1) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3) Derecognition of financial liability

The Group extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Group recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid (including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(14)	Employee benefits

1) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3) Retirement benefits: defined contribution plans

When an employee has rendered a service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4) Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(15)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(16)	Emissions Rights

The Group accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission in Korea.

1) Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances, which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

The Group derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

2) Emissions liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emissions liabilities are derecognized when they are surrendered to the government.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(17)	Transactions in foreign currencies

1) Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences arising from monetary items except for financial liabilities designated cashflow hedging instruments are recognized in profit or loss. If a gain or loss on a non-monetary item is recognized in other comprehensive income, any foreign exchange differences are also recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any foreign exchange differences are also recognized in profit or loss.

2) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(18)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Parent Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(19)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(20)	Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss.

(21)	Revenue

1) Identification of performance obligations in contracts with customers

The Group identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless and fixed-line telecommunications services, (2) sale of handsets and (3) providing other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Group allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2) Allocation of the transaction price to each performance obligation

The Group allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service.

3) Incremental costs of obtaining a contract

The Group pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Group’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Group capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(21)	Revenue, Continued

4) Customer loyalty programs

The Group provides customer loyalty points to customers based on the usage of the service to which the Group allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

5) Consideration payable to a customer

Based on the subscription contract, a customer who uses the Group’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Group pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Group accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Group pays income tax in accordance with the tax-consolidation system when the Parent Company and its subsidiaries are economically unified.

1) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(23)	Income taxes, Continued

2) Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Group and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3) Uncertainty over income tax treatments

The Group assesses the uncertainty over income tax treatments pursuant to KIFRS 1012. If the Group concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Group reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount: the single most likely amount in a range of possible outcomes.

•	The expected value: the sum of the probability-weighted amounts in a range of possible outcomes.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(24)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(25)	Discontinued operation

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	represents a separate major line of business or geographic area of operations;

•	is part of a single co-ordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	is a subsidiary acquired only for a purpose of resale.

When an operation is classified as a discontinued operation, the comparative statements of income and comprehensive income are re-presented as if the operation had been discontinued from the start of the comparative year.

(26)	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective for annual period beginning after January 1, 2023 are disclosed below. The following amendments are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Classification of Liabilities as Current or Non-current (Amendments to KIFRS 1001).

•	Disclosures of Information on Supplier Finance Arrangements (Amendments to KIFRS 1007 and KIFRS 1107)

•	Lease Liability in a Sale and Leaseback Proposed (Amendments to KIFRS 1116)

•	Disclosures of Crypto assets (Amendments to KIFRS 1001)

Appendix 2. Separate Financial Statements

SK TELECOM CO., LTD. (the “Company”)

SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND DECEMBER 31, 2022, AND

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2023 and 2022

(In millions of won)
	Note		December 31, 2023	December 31, 2022
Assets
Current Assets:
Cash and cash equivalents	34,35	~~W~~	631,066	1,217,504
Short-term financial instruments	4,34,35		186,364	169,829
Accounts receivable – trade, net	5,34,35,36		1,495,617	1,425,695
Short-term loans, net	5,34,35,36		68,806	70,043
Accounts receivable – other, net	5,34,35,36,37		343,036	435,096
Contract assets	7,35		9,228	12,100
Prepaid expenses	6		1,828,646	1,908,987
Guarantee deposits	5,34,35,36		72,479	63,516
Derivative financial assets	19,34,35,38		—	123,999
Inventories, net			28,096	23,355
Advanced payments and others	5,34,35		40,506	48,336

			4,703,844	5,498,460

Non-Current Assets:
Long-term financial instruments	4,34,35		354	354
Long-term investment securities	8,34,35		1,426,290	1,155,188
Investments in subsidiaries, associates and joint ventures	9		4,670,568	4,621,807
Property and equipment, net	10,12,36		9,076,459	9,519,663
Investment property, net	11		46,080	52,023
Goodwill	13		1,306,236	1,306,236
Intangible assets, net	14		2,250,829	2,693,400
Long-term loans, net	5,34,35,36		119	194
Long-term accounts receivable – other	5,34,35,37		308,868	377,858
Long-term contract assets	7,35		12,385	20,998
Long-term prepaid expenses	6		898,754	935,710
Guarantee deposits, net	5,34,35,36		91,220	92,019
Long-term derivative financial assets	19,34,35,38		118,533	126,737
Defined benefit assets	18		85,144	31,225
Other non-current assets			249	249

			20,292,088	20,933,661

Total Assets		~~W~~	24,995,932	26,432,121

(Continued)

1

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2023 and 2022

(In millions of won)
	Note		December 31, 2023	December 31, 2022
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – other	34,35,36	~~W~~	1,794,997	2,334,484
Contract liabilities	7		59,814	80,654
Withholdings	34,35		608,352	604,681
Accrued expenses	34,35		911,460	871,095
Income tax payable	31		133,543	82,554
Provisions	17,39		31,313	31,651
Short-term borrowings	15,34,35,38		—	100,000
Current portion of long-term debt, net	15,34,35,38		1,249,516	1,383,097
Lease liabilities	34,35,36,38		341,075	337,320
Current portion of long-term payables – other	16,34,35,38		367,770	398,874
Other current liabilities	34,35		7,630	11,725

			5,505,470	6,236,135

Non-Current Liabilities:
Debentures, excluding current portion, net	15,34,35,38		5,807,423	5,705,873
Long-term borrowings, excluding current portion, net	15,34,35,38		250,000	640,000
Long-term payables – other	16,34,35,38		892,683	1,239,467
Long-term contract liabilities	7		4,398	12,745
Long-term derivative financial liabilities	19,34,35,38		295,876	302,593
Long-term lease liabilities	34,35,36,38		885,470	1,041,991
Long-term provisions	17		69,791	65,754
Deferred tax liabilities	31		801,995	754,321
Other non-current liabilities	34,35		46,733	49,860

			9,054,369	9,812,604

Total Liabilities			14,559,839	16,048,739

Shareholders’ Equity:
Share capital	1,20		30,493	30,493
Capital surplus and others	20,21,22,23		(4,766,147)	(4,506,693)
Retained earnings	24,25		15,032,473	14,691,461
Reserves	26		139,274	168,121

Total Shareholder’s Equity			10,436,093	10,383,382

Total Liabilities and Shareholder’s Equity		~~W~~	24,995,932	26,432,121

The accompanying notes are an integral part of the separate financial statements.

2

SK TELECOM CO., LTD.

Separate Statements of Profit or Loss

For the years ended December 31, 2023 and 2022

(In millions of won, except for earnings per share)
	Note		2023	2022
Operating revenue:	27,36
Revenue		~~W~~	12,589,220	12,414,588
Operating expenses:	36
Labor			943,924	992,964
Commissions	6		4,831,879	4,792,121
Depreciation and amortization			2,698,436	2,693,630
Network interconnection			490,114	532,621
Leased lines			189,059	191,212
Advertising			174,403	161,294
Rent			127,182	121,067
Cost of goods sold			548,155	544,286
Others	28		1,130,198	1,064,262

			11,133,350	11,093,457

Operating profit			1,455,870	1,321,131
Finance income	30		342,646	134,965
Finance costs	30		(441,390)	(387,606)
Other non-operating income	29		40,844	45,162
Other non-operating expenses	29		(24,019)	(29,005)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net	9		(19,012)	61,603

Profit before income tax			1,354,939	1,146,250
Income tax expense	31		295,189	276,760

Profit for the year		~~W~~	1,059,750	869,490

Earnings per share:	32
Basic earnings per share (in won)		~~W~~	4,798	3,921
Diluted earnings per share (in won)			4,794	3,919

The accompanying notes are an integral part of the separate financial statements.

3

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2023 and 2022

(In millions of won)	Note		2023	2022
Profit for the year		~~W~~	1,059,750	869,490
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit assets	18		43,656	(4,899)
Valuation loss on financial assets at fair value through other comprehensive income	26,30		(39,221)	(481,023)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	19,26,30		(11,488)	(13,792)

Other comprehensive loss for the year, net of taxes			(7,053)	(499,714)

Total comprehensive income		~~W~~	1,052,697	369,776

The accompanying notes are an integral part of the separate financial statements.

4

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2023 and 2022

(In millions of won)				Capital surplus and others
	Note		Share capital	Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total	Retained earnings	Reserves	Total equity
Balance as of January 1, 2022		~~W~~	30,493	1,771,000	(57,314)	398,759	47,166	(6,735,882)	(4,576,271)	14,770,618	638,016	10,862,856
Total comprehensive income (loss):
Profit for the year			—	—	—	—	—	—	—	869,490	—	869,490
Other comprehensive loss	18,19,26,30		—	—	—	—	—	—	—	(29,819)	(469,895)	(499,714)

			—	—	—	—	—	—	—	839,671	(469,895)	369,776

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(361,186)	—	(361,186)
Interim dividends	33		—	—	—	—	—	—	—	(542,876)	—	(542,876)
Share option	23		—	—	—	—	47,129	25,132	72,261	—	—	72,261
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(14,766)	—	(14,766)
Transactions of treasury shares	21		—	—	20,612	—	(92,234)	68,939	(2,683)	—	—	(2,683)

			—	—	20,612	—	(45,105)	94,071	69,578	(918,828)	—	(849,250)

Balance as of December 31, 2022		~~W~~	30,493	1,771,000	(36,702)	398,759	2,061	(6,641,811)	(4,506,693)	14,691,461	168,121	10,383,382

Balance as of January 1, 2023		~~W~~	30,493	1,771,000	(36,702)	398,759	2,061	(6,641,811)	(4,506,693)	14,691,461	168,121	10,383,382
Total comprehensive income (loss):
Profit for the year			—	—	—	—	—	—	—	1,059,750	—	1,059,750
Other comprehensive income (loss)	18,19,26,30		—	—	—	—	—	—	—	21,794	(28,847)	(7,053)

			—	—	—	—	—	—	—	1,081,544	(28,847)	1,052,697

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(180,967)	—	(180,967)
Interim dividends	33		—	—	—	—	—	—	—	(542,282)	—	(542,282)
Share option	23		—	—	—	—	7,757	(600)	7,157	—	—	7,157
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(17,283)	—	(17,283)
Repayments of hybrid bonds	22		—	—	—	(398,759)	—	(1,241)	(400,000)	—	—	(400,000)
Issuance of hybrid bonds	22		—	—	—	398,509	—	—	398,509	—	—	398,509
Transactions of treasury shares	21		—	—	(265,279)	—	—	159	(265,120)	—	—	(265,120)

			—	—	(265,279)	(250)	7,757	(1,682)	(259,454)	(740,532)	—	(999,986)

Balance as of December 31, 2023		~~W~~	30,493	1,771,000	(301,981)	398,509	9,818	(6,643,493)	(4,766,147)	15,032,473	139,274	10,436,093

The accompanying notes are an integral part of the separate financial statements.

5

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(In millions of won)
	Note		2023	2022
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	1,059,750	869,490
Adjustments for income and expenses	38		3,334,194	3,470,169
Changes in assets and liabilities related to operating activities	38		(148,374)	214,858

			4,245,570	4,554,517
Interest received			32,673	31,516
Dividends received			208,026	50,927
Interest paid			(283,654)	(220,723)
Income tax paid			(194,275)	(343,956)

Net cash provided by operating activities			4,008,340	4,072,281

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	201,376
Collection of short-term loans			126,398	115,121
Decrease in long-term financial instruments			—	330,032
Proceeds from disposals of long-term investment securities			17,939	55,114
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			26,819	382,114
Proceeds from disposals of non-current assets held for sale			—	20,136
Proceeds from disposals of property and equipment			9,731	12,795
Proceeds from disposals of intangible assets			4,423	3,680

			185,310	1,120,368
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(11,115)	—
Increase in short-term loans			(125,072)	(122,506)
Increase in long-term financial instruments			—	(330,032)
Acquisitions of long-term investment securities			(284,509)	(372,672)
Acquisitions of investments in subsidiaries, associates and joint ventures			(90,355)	(93,215)
Acquisitions of property and equipment			(1,977,806)	(2,074,860)
Acquisitions of intangible assets			(67,459)	(91,914)

			(2,556,316)	(3,085,199)

Net cash used in investing activities		~~W~~	(2,371,006)	(1,964,831)

(Continued)

6

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(In millions of won)
	Note		2023	2022
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		~~W~~	—	100,000
Proceeds from long-term borrowings			—	440,000
Proceeds from issuance of debentures			941,185	1,050,820
Cash inflows from settlement of derivatives			126,000	768
Proceeds from issuance of hybrid bonds			398,509	—

			1,465,694	1,591,588
Cash outflows for financing activities:
Repayments of short-term borrowings			(100,000)	—
Repayments of long-term borrowings			(100,000)	(7,096)
Repayments of long-term payables – other			(400,245)	(400,245)
Repayments of debentures			(1,309,000)	(970,000)
Payments of dividends			(723,215)	(904,020)
Repayments of hybrid bonds			(400,000)	—
Payments of interest on hybrid bonds			(17,283)	(14,766)
Repayments of lease liabilities			(354,235)	(344,199)
Acquisition of treasury shares			(285,487)	—

			(3,689,465)	(2,640,326)

Net cash used in financing activities			(2,223,771)	(1,048,738)

Net increase (decrease) in cash and cash equivalents			(586,437)	1,058,712
Cash and cash equivalents at beginning of the year			1,217,504	158,823
Effects of exchange rate changes on cash and cash equivalents			(1)	(31)

Cash and cash equivalents at end of the year		~~W~~	631,066	1,217,504

The accompanying notes are an integral part of the separate financial statements.

7

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares are listed on the Stock Market of Korea Exchange, and it’s depositary receipts (DRs) are listed on the New York Stock Exchange. Meanwhile, the Board of Directors of the Company resolved to cancel the listing of the Company’s DRs on the London Stock Exchange on June 22, 2023, and the DRs were delisted from the London Stock Exchange as of July 31, 2023. As of December 31, 2023, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.01
National Pension Service	16,330,409	7.46
Institutional investors and other shareholders	126,854,437	57.97
Kakao Investment Co., Ltd.	3,846,487	1.76
Treasury shares	6,133,414	2.80

	218,833,144	100.00

2.	Basis of Preparation

These separate financial statements were prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”), as prescribed in the Act on External Audits of Stock Companies of Korea. The accompanying separate financial statements have been translated into English from Korean financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s report thereon, Korean version, which is used for regulatory reporting purposes, shall prevail.

These financial statements are separate financial statements prepared in accordance with KIFRS 1027, Separate Financial Statements, presented by a parent and an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost less impairment, if any.

The separate financial statements were authorized for issuance by the Board of Directors on February 2, 2024, which will be submitted for final approval at the shareholders’ meeting to be held on March 26, 2024.

(1)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

✓	derivative financial instruments measured at fair value;

✓	financial instruments measured at fair value through profit or loss (“FVTPL”);

✓	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

✓	liabilities measured at fair value for cash-settled share-based payment arrangement; and

✓	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the fair value of plan assets.

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2.	Basis of Preparation, Continued

(2)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(3)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the separate financial statements is included in notes for the following areas: financial risk management.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes: loss allowance (notes 5 and 35), estimated useful lives of costs to obtain a contract (notes 3 (23), and 6), property and equipment and intangible assets (notes 3 (7), (9), 10 and 14), impairment of goodwill (notes 3 (12) and 13), recognition of provision (notes 3 (17) and 17), measurement of defined benefit liabilities (notes 3 (16) and 18), transaction of derivative instruments (notes 3 (6) and 19) and recognition of deferred tax assets (liabilities) (notes 3 (25) and 31).

3) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

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2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

3) Fair value measurement, Continued

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

✓	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

✓	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

✓	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements is included in note 35.

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3.	Material Accounting Policies

The material accounting policies applied by the Company in the preparation of its separate financial statements in accordance with KIFRS are included below. Except for certain standards and amendments which are effective for annual periods beginning on or after January 1, 2023, the material accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2022. The Company has not early adopted any standards, and interpretations or amendments that have been issued but are not yet effective.

The new and amended standards and interpretations that are effective for annual periods beginning on or after January 1, 2023 are as follows. These amended standards had no material impact on the Company’s separate financial statements.

•	Disclosure of Accounting Polices (Amendments to KIFRS 1001)

•	Disclosures of Profit or Loss on Financial Liabilities with Conditions for Adjusting an Exercise Price (Amendments to KIFRS 1001)

•	Definition of Accounting Estimates (Amendments to KIFRS 1008)

•	Deferred Tax related to Assets and Liabilities Arising from a Single Transaction (Amendments to KIFRS 1012)

•	KIFRS 1117 Insurance Contracts and its amendments

•	International tax reform—Pillar Two model rules (Amendments to KIFRS 1012)

The Pillar Two model rules is scheduled to take effect for the Company’s fiscal year beginning January 1, 2024. As the Company falls within the scope of the enacted Pillar Two model rules, it has assessed the potential exposure to Pillar Two income tax. The assessment of potential exposure to Pillar Two income tax is based on the most recent tax returns of the group of ultimate controlling entity, country-by-country reporting, and financial statements. The Company anticipates that the exposure to Pillar Two income tax will be at an immaterial level.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with KIFRS 1108, Operating Segments, and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries, associates, and joint ventures

These separate financial statements are prepared and presented in accordance with KIFRS 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates and joint ventures in accordance with KIFRS 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

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3.	Material Accounting Policies, Continued

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

(5)	Non-derivative financial assets

1) Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

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3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2) Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

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3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2) Classification and subsequent measurement, Continued

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

3) Impairment

The Company estimates the expected credit losses (“ECL”) for the debt instruments measured at amortized cost and FVOCI based on the Company’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Company applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

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3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

4) Derecognition

Financial assets

The Company derecognizes a financial asset when:

•	the contractual rights to the cash flows from the financial asset expire; or

•	it transfers the rights to receive the contractual cash flows in a transaction in which either:

•	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

•	the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Company updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e., the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Company applied the policies on accounting for modifications to the additional changes.

5) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

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3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1) Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Hedges directly affected by interest rate benchmark reform

When uncertainty arises about the interest rate benchmark designated as a hedged risk and the timing or the amount of the interest rate benchmark-based cash flows of the hedged item or of the hedging instrument as a result of IBOR reform, for the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Company assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Company assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur.

The Company will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument

•

to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument; or

•	when the hedging relationship is discontinued.

When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of IBOR reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Company amends the hedge documentation of that hedging relationship to reflect the change(s) required by IBOR reform.

The Company amends the formal hedge documentation by the end of the reporting period during which a change required by IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

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3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1) Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform, Continued

If changes are made in addition to those changes required by interest rate benchmark reform to the financial asset or financial liability designated in a hedging relationship or to the designation of the hedging relationship, the Company determines whether those additional changes result in the discontinuation of hedging accounting. If the additional changes do not result in the discontinuation of hedging accounting, the Company amend the formal designation of the hedging relationship.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Company deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2) Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

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3.	Material Accounting Policies, Continued

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

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3.	Material Accounting Policies, Continued

(7)	Property and equipment, Continued

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 8, 10, 30
Other property and equipment	4 ~10

The Company reviews estimated residual values, expected useful lives, and depreciation methods annually at the end of each reporting date and adjusts, if appropriate. The change is accounted for as a change in an accounting estimate.

(8)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 10
Land usage rights	5
Industrial rights	5, 10
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

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3.	Material Accounting Policies, Continued

(9)	Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.

Subsequent expenditures are recognized in carrying amount of an asset or as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs associated with routine maintenance and repairs are recognized in profit or loss as incurred.

Investment property, except for land, is depreciated on a straight-line basis over estimated useful lives of 30 years. In addition, right-of-use asset classified as investment property is depreciated using the straight-line basis from the commencement date to the end of the lease term.

The depreciation method, estimated useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

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3.	Material Accounting Policies, Continued

(10)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Company estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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3.	Material Accounting Policies, Continued

(11)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1) Company as a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

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3.	Material Accounting Policies, Continued

(11)	Leases, Continued

1) Company as a lessee, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments on short-term leases and leases of low value assets as an expense on a straight-line basis over the lease term.

2) Company as a lessor

At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies KIFRS 1115 to allocate the consideration in the contract.

The Company applies derecognition and impairment requirements in KIFRS 1109 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

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3.	Material Accounting Policies, Continued

(12)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(13)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liabilities.

1) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3) Derecognition of financial liability

The Company extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Company recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid(including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

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3.	Material Accounting Policies, Continued

(14)	Employee benefits

1) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3) Retirement benefits: defined contribution plans

When an employee has rendered a service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4) Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

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3.	Material Accounting Policies, Continued

(15)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

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3.	Material Accounting Policies, Continued

(16)	Emissions Rights

The Company accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission in Korea.

1) Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances, which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

2) Emissions liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emissions liabilities are derecognized when they are surrendered to the government.

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3.	Material Accounting Policies, Continued

(17)	Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences arising from monetary items except for financial liabilities designated cashflow hedging instruments are recognized in profit or loss. If a gain or loss on a non-monetary item is recognized in other comprehensive income, any foreign exchange differences are also recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any foreign exchange differences are also recognized in profit or loss.

(18)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(19)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(20)	Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Company measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss.

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3.	Material Accounting Policies, Continued

(21)	Revenue

1) Identification of performance obligations in contracts with customers

The Company identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless telecommunications services and (2) sale other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Company allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2) Allocation of the transaction price to each performance obligation

The Company allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Company uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service.

3) Incremental costs of obtaining a contract

The Company pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Company’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Company capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods

4) Customer loyalty programs

The Company provides customer loyalty points to customers based on the usage of the service to which the Company allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

5) Consideration payable to a customer

Based on the subscription contract, a customer who uses the Company’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Company pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Company accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

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3.	Material Accounting Policies, Continued

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

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3.	Material Accounting Policies, Continued

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Company pays income tax in accordance with the tax-consolidation system when the Company and its subsidiaries are economically unified.

1) Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its subsidiaries that meet the criteria for the consolidated income tax returns and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

2) Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

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3.	Material Accounting Policies, Continued

(23)	Income taxes, Continued

2) Deferred tax, Continued

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Company has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3) Uncertainty over income tax treatments

The Company assesses the uncertainty over income tax treatments pursuant to KIFRS 1012. If the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount—the single most likely amount in a range of possible outcomes.

•	The expected value—the sum of the probability-weighted amounts in a range of possible outcomes.

(24)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(25)	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective for annual period beginning after January 1, 2023 are disclosed below. The following amendments are not expected to have a material impact on the Company’s separate financial statements.

•	Classification of Liabilities as Current or Non-current (Amendments to KIFRS 1001).

•	Disclosures of Information on Supplier Finance Arrangements (Amendments to KIFRS 1007 and KIFRS 1107)

•	Lease Liability in a Sale and Leaseback Proposed (Amendments to KIFRS 1116)

•	Disclosures of Crypto assets (Amendments to KIFRS 1001)

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Disclaimer:

The consolidated and separate financial statements included above have not yet been audited and remain subject to the audit process of the Company’s independent auditors. For the Company’s audited consolidated and separate financial statements as of and for the year ended December 31, 2023 and the respective accompanying notes, please refer to the Company’s future filings with the U.S. Securities and Exchange Commission, including its annual report to be filed on Form 20-F and the Company’s annual business report to be furnished on Form 6-K.

Forward-Looking Statement Disclaimer

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name: Hee Jun Chung
Title: Vice President

Date: February 22, 2024